

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via E-mail</u>
Christopher Glover
Chief Executive Officer
Diamond Information Institute, Inc.
1810 E. Sahara Ave, Suite 1517
Las Vegas, NV 89102

> **Re: Diamond Information Institute, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 14, 2010**
> **Item 4.01 Forms 8-K/A**
> **Filed March 22, 2011**
> **File No. 333-149978**

Dear Mr. Glover:

We issued comments to you on the above captioned filings on March 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 12, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 12, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Scott Stringer at 202-551-3272 if you have questions. In his absence you may contact me at (202) 551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief